July 15, 2019

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

USA

Re:	OneConnect Financial Technology Co., Ltd. Confidential Submission of the Draft Registration Statement on Form F-1

Dear Sir/Madam:

On behalf of our client, OneConnect Financial Technology Co., Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s ordinary shares, par value US$0.00001 per share, to be represented by American depositary shares (“ADSs”) via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course.

Financial Statements

The Company has included in the Draft Registration Statement its audited consolidated financial statements as of and for the years ended December 31, 2017 and 2018. As an emerging growth company, the Company has omitted its financial statements for 2016 and selected financial information for the years before 2017.

Should you have any questions about the Draft Registration Statement, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com, or Michael Fei, secretary of the board of directors of the Company, via e-mail at feiyiming@pingan.com.cn.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang ZHAO
Shuang ZHAO, a Partner

cc:        Michael Fei, Secretary of the Board of Directors, OneConnect Financial Technology Co., Ltd.

Chris K. H. Lin, Partner, Simpson Thacher & Bartlett LLP

Daniel Fertig, Partner, Simpson Thacher & Bartlett LLP

Anthony Chen, Partner, PricewaterhouseCoopers Zhong Tian LLP